Matador Resources Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

January 31, 2012

Mr. H. Roger Schwa11

Assistant Director Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Matador Resources Company

Amendment No. 5 to Registration Statement on Form S-1

Filed January 27, 2012

File No. 333-176263

Dear Mr. Schwall:

In conjunction with the responses to the letter dated January 31, 2012, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings, Matador Resources Company (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matador Resources Company

By:	/s/ Nathan Pekar
Name:	Nathan Pekar
Title:	Business Development Manager and General Counsel